Exhibit 3.1

RESTATED
ARTICLES OF ASSOCIATION
OF
DAKOTA GROWERS PASTA COMPANY

ARTICLE I.   Name:  The name of this Cooperative is Dakota Growers Pasta Company.

ARTICLE II.  Existence:  The period of existence of this Cooperative shall be perpetual.

ARTICLE III.  Purposes:  This Cooperative is organized for the purposes of manufacturing food for human consumption from durum and other grain products, engaging in any related activity or service in conjunction with the marketing, manufacturing, processing or utilization of grain, grain products, grain by-products and other agricultural products.  This Cooperative may engage in any activity within the purpose for which cooperatives may be organized.

ARTICLE IV.  Cooperative Organization and Capital Stock:

Section 1.  Authorized Capital.  This cooperative is a non-profit membership corporation, organized with Capital Stock.  The Capital Stock as such has no voting power.  The authorized Capital Stock of this cooperative is $67,750,000.00, divided in three classes, designated "Membership Stock", "Equity Stock", and "Preferred Stock".  The authorized Capital Stock shall consist of 2000 shares of "Membership Stock, with a par value of $125 per share, 25,000,000 shares of Equity Stock with a par value of $2.50 per share, and 50,000 shares of Preferred Stock with par value of $100 per share.  The Cooperative, through its Board of Directors, shall have the right to authorize stock splits for issued and outstanding shares of Equity Stock, and to adopt and file Restated Articles of Association reflecting the new par value of Equity Stock consistent with any such stock split.

Section 2.  Membership Stock. Each member of this cooperative is required to own one share of membership stock for each voting right held.  Membership stock may be held only by producers of agricultural products and by associations of agricultural producers, including associations, cooperatives and other entities which are operated on a cooperative basis, whether such producers or entities are residents of, or organized under the laws of, the United States, a state or of another jurisdiction or sovereign nation.  No dividends shall be paid on membership stock.

Section 3.  Equity Stock.  Equity Stock may be held only by members of this Cooperative.  Noncumulative annual dividends of not greater than six percent (6%) of par value of Equity Stock may be fixed and declared by the Board of Directors.  Equity Stock shall be preferred in liquidation, as provided in Article VI.

Section 4.  Preferred Stock.  Preferred Stock may be held by persons who are not members of this Cooperative.  Noncumulative annual dividends of not greater than six percent (6%) par value of Preferred Stock may be fixed and declared by the Board of Directors.  Preferred Stock is not entitled to participate, directly or indirectly, in the profits of this Cooperative, upon dissolution or otherwise, beyond the fixed dividends.  Preferred Stock shall be preferred in liquidation, as provided in Article VI.

Section 5.  Reservation of Rights.  The cooperative reserves the prior right to acquire any stock offered for sale and the right to recall the stock of any stockholder for the consideration of the then fair market value.  It is intended to reserve to the cooperative the prior right to acquire any stock offered for sale and the right to recall the stock of any stockholder without limiting the cooperative's exercise of either of said rights.  Provisions for the exercise of said rights shall be set forth in the Bylaws.

ARTICLE V.  Membership.  Provisions for qualifications, requirements, method of acceptance, terms, conditions, terminations and other incidents of membership shall be set forth in the Bylaws.

ARTICLE VI.  Liquidation.  The basis and order of distribution of assets in the event of liquidation is:

(a)	First, all debts and liabilities of this Cooperative shall be paid;
(b)	Second, the par value of Preferred Stock shall be paid;
(c)	Third, the par value of Equity Stock shall be paid;
(d)	Fourth, all patronage and other credits shall be paid and retired;
(e)	Fifth, the par value of Membership Stock shall be paid; and
(f)	Sixth, the remaining property and assets of this Cooperative shall be distributed among the holders of Equity Stock in proportion to their respective distributions of the par value of Equity Stock.

ARTICLE VII.  Registered Agent.  The name and address of the registered agent of this Cooperative is Tim Dodd, One Pasta Avenue, P.O. Box 21, Carrington, ND  58421.

ARTICLE VIII.  Supersede.  These Restated Articles of Association supersede existing articles and amendments.

Adopted as of 1/6/01.